Exhibit 99.1

PRESS RELEASE

Company:	National Bancshares Corporation
		OTC Bulletin Board - NBOH
Contact: 	David C. Vernon, President and CEO
Address:	112 West Market Street
		Orrville, Ohio  44667
Phone:		330.682.1010
Fax:		330.682.4644

For Immediate Release: November 2, 2010

National Bancshares Corporation Announces Third Quarter Earnings

Orrville, Ohio ~ National Bancshares Corporation, the holding company for First National Bank, reported net income of $866 thousand for the quarter ended September 30, 2010, an increase from $267 thousand for the same period in 2009. The earnings increase was caused primarily by an increase in noninterest income and a decrease in the provision for loan losses, partially offset by an increase in noninterest expense. Earnings per share were $0.39 and $0.12 for the quarter ended September 30, 2010 and 2009, respectively.

Third Quarter 2010 Business Highlights:

~ Net interest income for the quarter ended September 30, 2010 was $3.12 million, an increase of 1.6% from $3.07 million for the same period in 2009.

~ Interest income on loans for the three-month period ended
September 30, 2010 increased $217 thousand to $2.7 million, compared to the same period in 2009.

~ Interest expense on deposits for the quarter was $536 thousand, a decrease of 21.3% compared to $681 thousand for the same period in 2009.

~ The provision for loan losses decreased to $228 thousand from $576 thousand in the same period in 2009.

~ Net securities gains totaled $540 thousand in the quarter compared to $79 thousand in 2009. $13.2 million of securities were sold in the third quarter of 2010. The securities sold primarily consisted of First National originated mortgage loans.

Year-to-date 2010 Business Highlights:

~ Total assets have increased $14.9 million, from $370.2 million as of December 31, 2009 to $385.1 million as of September 30, 2010.

~ Total deposits have increased $17.9 million, from $291.4 million as of December 31, 2009 to $309.3 million as of September 30, 2010.

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

~ Adversely classified loans decreased from $14.6 million as December 31, 2009 to $10.0 million at September 30, 2010.

Year-to-Date September 30, 2010 Financial Summary:

Net income for the first nine months of 2010 was $1.32 million or $0.60 per basic and diluted earnings per share compared to $1.29 million or $0.58 per basic and diluted earnings per share for the same period in 2009. The earnings increase was caused primarily by an increase in net interest income and noninterest income, partially offset by an increase in the provision for loan losses and an increase in noninterest expense.

Net interest income for the first nine months of 2010 increased
$252 thousand to $9.3 million from $9.1 million in the first nine months of 2009. Net interest income was positively impacted by the growth in average balances of loans and deposits and a decrease in the cost of funds, partially offset by a decrease in the yield on earning assets.

Provision for loan losses totaled $1.4 million for the first nine months of 2010 compared to $927 thousand for the same period in 2009. The increase in the provision for loan losses is primarily related to the deterioration in 2010 of two loan relationships mentioned later in the financial condition section.

Noninterest income for the nine months ended September 30, 2010 increased to $2.4 million or 23.2%, from $2.0 million for the same period in 2009. The change is primarily related to the increase in net gains recorded on the sale of securities from $387 thousand in 2009 to $616 thousand in 2010.

Noninterest expense for the nine months ended September 30, 2010 was $8.9 million, an increase of 4.6% from $8.5 million for the same period in 2009. The increase resulted primarily from increased legal fees related to loan collection expenses and the costs associated with a project to convert all loan and deposit documents to digital images. The conversion of the loan and deposit documents to digital images was completed in August of 2010.

September 30, 2010 Financial Condition:

Total assets increased 4.0% to $385.1 million as of September 30, 2010, from $370.2 million at December 31, 2009. Securities available for sale totaled $131.8 million as of September 30, 2010, compared to $130.2 million at December 31, 2009. Loans, net of allowance for loan losses increased $933 thousand to $195.0 million as of September 30, 2010, compared to $194.1 million at December 31, 2009.

Deposits increased 6.2% to $309.3 million as of September 30, 2010, compared to $291.4 million at December 31, 2009. Shareholders` equity increased 4.3% to $40.6 million at September 30, 2010, from $38.9 million at the end of 2009. Accumulated other comprehensive income, which is the net unrealized gain or loss on securities classified as available for sale, net of tax, increased to $3.4 million as of September 30, 2010, compared to $2.5 million as of December 31, 2009.

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

The allowance for loan losses to total loans outstanding was 1.39% as of September 30, 2010, which is a decrease from 1.47% at December 31, 2009. The decrease in the allowance for loan losses was primarily related to a $1.1 million partial charge-off of a commercial credit and a $270 thousand charge-off of a commercial real estate loan sold in the second quarter. These loans were graded substandard and considered impaired as of December 31, 2009. $720 thousand was allocated to the allowance for loan losses for these two loans as of December 31, 2009. The provision for loan losses for the nine months ended September 30, 2010 was $1.4 million, compared to $927 thousand for the same period in 2009. Net charge-offs were $1.5 million for the nine months ended September 30, 2010, compared to $638 thousand for the same period in 2009.

Total nonperforming loans decreased from $5.2 million as of December 31, 2009 to $3.6 million at September 30, 2010. Non-performing loans consist of loans placed on non-accrual status and loans past due over 90 days and still accruing interest. Loans, past due greater than 30 days decreased from $1.7 million as of December 31, 2009 to $1.3 million as of September 30, 2010. Adversely classified loans, including loans graded special mention, doubtful and substandard, decreased from $14.6 million as of December 31, 2009 to $10.0 million as of September 30, 2010. The Bank`s classification ratio declined to 29.5% in the third quarter from 39.5% as December 31, 2009. The classification ratio is calculated using total adversely classified assets (excluding special mention loans) divided by Tier 1 capital plus allowance for loan losses. Management believes the allowance for loan losses is adequate as of September 30, 2010.

Third-Quarter 2010 Financial Summary:

Net interest income for the quarter ended September 30, 2010 was $3.12 million, an increase of 1.6% from $3.07 million for the same period in 2009, the second-highest level of net interest income for a quarter in the Bank`s history.

Noninterest income for the quarter ended September 30, 2010 increased 103.2%, from $595 thousand for the same period in 2009 to $1.2 million. The increase is primarily related to net gains recorded on the sale of First National originated mortgage backed securities.

Noninterest expense for the quarter ended September 30, 2010 was $2.9 million, an increase of 5.0% from $2.8 million for the same period in 2009. The increase in noninterest expense was due primarily to an increase in salaries and benefits expense and occupancy expense.

Income tax expense was $288 thousand for the three months ended
September 30, 2010, an increase of $270 thousand compared to the same period in 2009. Higher pre-tax income in 2010, compared to the same period in 2009, is the primary cause of the increase.

National Bancshares Corporation`s subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen full service offices located in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi, Mt. Eaton, Seville and Smithville and a loan production office in Salem, OH.

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Forward-Looking Statements ~ This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company`s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended
December 31, 2009. The Company assumes no obligation to update any forward-looking statement.

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

Selected Consolidated Financial Data

Balance Sheet Data:
(dollars in thousands)
                                 Sep 30,   Jun 30,   Mar 31,   Dec 31,   Sep 30,
                                 2010      2010      2010      2009      2009
Cash and cash equivalents        $ 21,805  $ 25,975  $ 28,832  $  8,124  $ 15,732
Securities available for sale     131,799   131,734   123,539   130,241   135,222
Loans, net                        195,004   191,078   191,483   194,071   183,464
Deposits                          309,296   309,080   306,006   291,373   279,475
Repurchase agreements               6,551     6,980     6,893     6,105     6,782
Federal Home Loan Bank advances    25,000    25,000    25,000    27,000    27,000
Shareholders' equity               40,585    39,977    39,666    38,903    39,395
Total assets                      385,108   384,340   381,325   370,228   356,773

Income Statement Data:
(dollars in thousands, except per
  share data)                                    Nine months ended
                                                 Sep 30,      Sep 30,
                                                 2010         2009         Change
Interest income                                  $  11,797    $  12,386     (4.8)%
Interest expense                                     2,464        3,305    (25.4)%
Net interest income                                  9,333        9,081      2.8 %
Provision for loan losses                            1,350          927     45.6 %
Net interest income after provision for
  loan losses                                        7,983        8,154     (2.1)%
Noninterest income                                   2,446        1,985     23.2 %
Noninterest expense:
Salaries and employee benefits                       4,115        4,003      2.8 %
Data processing                                        758          670     13.1 %
Net occupancy                                          917          789     16.2 %
Professional and consulting fees                       570          402     41.8 %
FDIC assessment                                        398          512    (22.3)%
Other                                                2,120        2,110      0.5 %
Total noninterest expense                            8,878        8,486      4.6 %
Income before income taxes                           1,551        1,653     (6.2)%
Income taxes                                           234          367    (36.2)%
Net income                                       $   1,317    $   1,286      2.4 %
Earnings per share, basic and diluted            $    0.60    $    0.58      3.4 %
Weighted average shares outstanding              2,205,973    2,202,368


Income Statement Data:
(dollars in thousands, except per
  share data)                                    Three months ended
                                                 Sep 30,      Sep 30,
                                                 2010         2009          Change
Interest income                                  $   3,919    $   4,026      (2.7)%
Interest expense                                       799          954     (16.2)%
Net interest income                                  3,120        3,072       1.6 %
Provision for loan losses                              228          576     (60.4)%
Net interest income after provision for
  loan losses                                        2,892        2,496      15.9 %
Noninterest income                                   1,209          595     103.2 %
Noninterest expense:
Salaries and employee benefits                       1,380        1,329       3.8 %
Data processing                                        261          224      16.5 %
Net occupancy                                          319          262      21.8 %
Professional and consulting fees                       178          171       4.1 %
FDIC assessment                                        132          116      13.8 %
Other                                                  677          704      (3.8)%
Total noninterest expense                            2,947        2,806       5.0 %
Income before income taxes                           1,154          285     304.9 %
Income taxes                                           288           18    1500.0 %
Net income                                       $     866    $     267     224.3 %
Earnings per share, basic and diluted            $    0.39    $    0.12     225.0 %
Weighted average shares outstanding              2,205,973    2,202,368

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

Quarterly Earnings Summary
Previous Eight Quarters:
(dollars in thousands, except per
  share data)
                                              Sep          Jun          Mar          Dec
                                              2010         2010         2010         2009
Interest income                               $   3,919    $   3,920    $   3,958    $   4,082
Interest expense                                    799          819          846          932
Net interest income                               3,120        3,101        3,112        3,150
Provision for loan losses                           228          615          507          902
Net interest income after provision for
  loan losses                                     2,892        2,486        2,605        2,248
Noninterest income                                1,209          612          625          976
Noninterest expense                               2,947        3,002        2,929        2,878
Income before income taxes                        1,154           96          301          346
Income taxes                                        288          (62)           8           31
Net income                                    $     866    $     158    $     293    $     315
Earnings per share, basic and diluted         $    0.39    $    0.07    $    0.13    $    0.14
Cash dividends per share                      $    0.08    $    0.08    $    0.08    $    0.08
Weighted average shares outstanding           2,205,973    2,205,973    2,205,973    2,202,721

                                              Sep          Jun          Mar          Dec
                                              2009         2009         2009         2008
Interest income                               $   4,026    $   4,149    $   4,208    $   4,311
Interest expense                                    954        1,136        1,215        1,375
Net interest income                               3,072        3,013        2,993        3,150
Provision for loan losses                           576          228          123           98
Net interest income after provision for
  loan losses                                     2,496        2,785        2,870        2,838
Noninterest income                                  595          756          645          609
Noninterest expense                               2,806        2,945        2,735        2,606
Income before income taxes                          285          596          780          841
Income taxes                                         18          142          207          226
Net income                                    $     267    $     454    $     573    $     615
Earnings per share, basic and diluted         $    0.12    $    0.21    $    0.26    $    0.28
Cash dividends per share                      $    0.08    $    0.08    $    0.08    $    0.16
Weighted average shares outstanding           2,202,368    2,202,368    2,202,368    2,202,368

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